KCI KONECRANES PLC STOCK EXCHANGE RELEASE 10 May, 2006 10.00 a.m. (14)

KCI Konecranes Interim Report January - March, 2006

KCI KONECRANES REPORTS STRONG VOLUME GROWTH AND CLEAR MARGIN IMPROVEMENT

First quarter orders again set a new record: 332.7 MEUR (growth 53.0 %, organic 34.9 %)
Sales all-time high: 296.7 MEUR (growth 54.0 %, organic 36.7 %)
First quarter operating profit (EBIT) 14.0 MEUR (4.9 MEUR)
EBIT margin improved to 4.7 % (2.5 %)
Net income was 8.3 MEUR (-1.3 MEUR) and earnings per share 0.15 euro (-0.02 euro)
Net cash flow per share 0.46 EUR (0.05 EUR)
Full year sales now expected to grow with over 25 %

	First quarter			LTM	LY
MEUR	1-3/ 06	1-3/ 05	Change %	4/05- 3/06	1-12/ 05
SALES					
Maintenance Services	102.7	86.2	19.2	423.0	406.5
Standard Lifting Equipment	118.0	64.0	84.3	372.0	318.0
Special Cranes	98.4	61.3	60.5	368.1	331.1
Internal Sales	-22.4	-18.9	18.5	-88.3	-84.8
Sales total	296.7	192.7	54.0	1074.9	970.8
Operating profit (EBIT)	14.0	4.9	185.8	58.4	49.3
Share of result of associated companies and joint ventures	-0.1	0.0		0.4	0.5
Interests, net	-2.3	-1.5		-7.7	-6.8
Other financial income and expenses	0.3	-5.3		-3.4	-9.0
Income before taxes	11.9	-1.9	743.4	47.8	34.1
Net income	8.3	-1.3	719.8	33.8	24.1
Earnings per share, basic (EUR)	0.15	-0.02		0.59	0.43
Earnings per share, diluted (EUR)	0.14	-0.02		0.59	0.42
ORDERS RECEIVED					
Maintenance Services	96.7	78.5	23.2	382.7	364.5
Standard Lifting Equipment	146.7	75.9	93.4	393.0	322.1
Special Cranes	115.1	79.3	45.2	499.2	463.3
Internal Orders	-25.9	-16.2	59.2	-98.3	-88.7
Orders Received total	332.7	217.4	53.0	1175.5	1061.2
Order book at end of period	510.8	351.1	45.5	-	432.1

Comment on first quarter result:

The strong volume development continued both in Maintenance Services and new equipment sales. Sales in the Americas grew 62 %, in Asia-Pacific 57 %, Nordic and Eastern Europe 36 %, and in the European Union (excluding the Nordic countries, boosted by newly acquired Stahl CraneSystems) 56 %. The 36 % organic sales growth indicates improving market shares.

The order intake growth was strong in all regions, giving a one quarter all-time high order intake and an increased confidence for the future. The strongest demand growth was seen in primary metals and harbour sectors. General manufacturing also had a good orders growth, and retained its position as the largest customer segment. As expected, operating margins improved in all

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business areas. Stahl CraneSystems performed well, with growing orders and margins in line with expectations. On a strong cash flow, the gearing number fell to 79.3 %.

Comment on full year 2006 result:

The demand is expected to stay on a good level. KCI Konecranes now expects that full year 2006 sales growth will exceed 25 %. However, the company finds no reason to change its earlier guidance for the full year operating margin. In contrast to the pattern of previous years, KCI Konecranes now expects the year 2006 operating profit generation to be more evenly distributed between the four quarters.

Pekka Lundmark, President & CEO:

"We are quite pleased with the first quarter development. Our growth is well balanced across our business areas and geographical regions. Especially pleasing is, however, that our efficiency programs are now also delivering improving margins. We now report improving operating margins in all business areas. Maintenance services operating margin was 1.2 %-points higher compared to the level one year ago. Special cranes margin is recovering from the unsatisfactory levels seen during the first half of 2005. Also Standard Lifting Equipment margin improved, from 7.7 % to 8.5 %, despite the dilution caused by the Stahl CraneSystems acquisition. While we have been focusing on margin improvement, and will continue to do so, we have been able to retain our capital efficiency. The combination of improving margins and good capital management boosted our twelve-month rolling return on capital employed to 20.6 %, while it was 17.2 % in the year 2005.

At the same time when the demand for new crane equipment is on a very high level, we have continued to invest in growth in Maintenance Services. We have now over 245,000 cranes and hoists under maintenance, and services are offered at more than 330 locations worldwide. This expansion will continue, both in terms of geographical reach and through offering new high value-added service concepts designed to improve our customers' productivity. The current high level of new equipment sales creates important business opportunities for Maintenance Services in the future. Maintenance Services will continue to be our organic growth motor, regardless of the level of new equipment investments.

This is our first interim report where also Stahl CraneSystems is included. The development of the acquired business has been very encouraging. The orders growth has accelerated during the first three months after the ownership change, and the margins have met our expectations. We also have a very motivated team of people at Stahl CraneSystems. Germany is by far the largest crane market in Europe. The role of the German crane customers, whether operating in Germany or elsewhere, is very important when crane and crane service market shares are determined. Stahl CraneSystems, with its respected, high-quality German brand, will be a key element in our strategy towards continuously improving market shares."

Orders received and markets

The strong order intake continued in January - March 2006. The Group's total orders received reached a record level of EUR 332.7 (217.4) million. The growth was 53.0 % (+48 % at comparable exchange rates) and the organic growth 34.9 %.

Orders received by Business Areas, MEUR

	1-3/2006	1-3/2005	Change %
Maintenance Services	96.7	78.5	+23.2
Standard Lifting Equipment	146.7	75.9	+93.4
Special Cranes	115.1	79.3	+45.2
Internal	-25.9	-16.2	
Group total	332.7	217.4	+53.0

The order intake grew strongly in all business areas. The fastest growth was recorded in Standard Lifting with an organic growth at 41.2 % and a total growth including recent acquisition Stahl CraneSystems, at 93.4 %. Special Cranes recorded its fourth consecutive quarter with orders received of over EUR 100 million. In Maintenance Services orders grew both in field service operations and in modernisations. The value of the annual contract base is omitted from the order intake number in Maintenance Services.

By geography market sentiments remained strong in the Americas, Eastern Europe and Asia-Pacific, but there was a positive development also in the Nordic countries and in Central Europe.

The demand within the container handling industry and the general manufacturing industry remained strong. There were signs of accelerating growth in power station (including waste-to-energy plant) investments. The primary metals and mining sector remained buoyant, but slightly less than last year. Capital expenditure in the pulp and paper industry and in the automotive industry was low.

Order book and Contract base

The Group's order book totalled EUR 510.8 (351.1) million at the end of March 2006 and posted a growth at 45.5 % (+41 % at comparable currency exchange rates). The Order book grew in all business areas.

Order book by Business Areas, MEUR

	1-3/2006	1-3/2005	Change %
Maintenance Services	82.9	80.8	+2.6
Standard Lifting Equipment	138.8	80.8	+71.8
Special Cranes	342.1	203.8	+67.9
Internal	-53.0	-14.3	
Group total	510.8	351.1	+45.5

The contract base development in Maintenance Services was positive both in terms of unit quantity and value. At the end of March 2006 there were 245.814 (236.809) cranes and hoists included in the annual maintenance contract base. The value growth outpaced the volume growth.

Sales

Group total sales for January - March 2006 totalled EUR 296.7 (192.7) million. The sales growth was 54.0 % (+49 % at comparable currency exchange rates) and the organic growth 36.7 %.

Sales by Business Areas, MEUR:

	1-3/2006	1-3/2005	Change %
Maintenance Services	102.7	86.2	+19.2
Standard Lifting Equipment	118.0	64.0	+84.3
Special Cranes	98.4	61.3	+60.5
Internal	-22.4	-18.9	
Group total	296.7	192.7	+54.0

The strong sales growth continued in all business areas. The fastest growth was recorded in Standard Lifting, further boosted by the acquisition of Stahl CraneSystems acquisition. The organic sales growth in Standard Lifting was 32.3 %.

The strong growth continued in all of the Group's major markets.

Profitability

The Group's operating income for January - March 2006 was EUR 14.0 (4.9) million which is an increase of EUR 9.1 million or 185.8 % compared to January - March 2005. The operating income margin was 4.7 (2.5) %.

Operating income by Business Areas, MEUR:

	1-3/2006	% of sales	1-3/2005	% of sales
Maintenance Services	6.7	6.5	4.6	5.3
Standard Lifting Equipment	10.0	8.5	4.9	7.7
Special Cranes	5.6	5.7	1.3	2.2
./. Group overheads	-7.4	-2.5	-6.0	-3.1
./. Elimination of internal profit	-0.8	-0.3	0.0	0.0
Group total	14.0	4.8	4.9	2.5

The margin development was positive in all business areas. Growth, positive results of restructuring measures (especially relating to Special Cranes) and improved US dollar/euro exchange rate were the main drivers for the improved profitability. The profitability in the acquired Stahl CraneSystems operations was as expected. The acquired operations contributed positively to operating income in Standard Lifting Equipment.

Financial costs (the net of expenses and income) were EUR 2.0 (6.8) million. The corresponding figure for January - March 2005 included a loss arising from a change in fair value of approx. EUR 4.7 million on hedging derivatives. At this time last year the Group did not apply hedge accounting on forward contracts for cash flow hedging in Special Crane projects.

The Group's income before taxes was EUR 11.9 (-1.9) million. Income taxes based on an estimated 30 % tax rate were EUR 3.6 (+0.5) million.

Net income for the period was EUR 8.3 (-1.3) million and earnings per share were EUR 0.15 (-0.02).

The return on capital employed was 18.3 (8.4) %. Counted on a last twelve months' basis, the return on capital employed was 24.3 (15.6) %. The return on equity for January - March 2006 was 21.7 (-4.1) %. The positive development relates to an improved profitability and a sustained efficiency in capital utilisation.

The profit accumulation in the Group has never been equal between different quarters. Typically, profit generation has been slow in the beginning of the year and has then accelerated towards the yearend. This seasonal earnings pattern is expected to be less pronounced during the current year compared to previous years.

Cash flow and balance sheet

The cash flow from operations before financing items and taxes for January - March 2006 was EUR 31.2 (6.9) million. The cash flow remained strong in spite of the fast growth.

The net cash flow from operating activities was EUR 26.6 (2.8) million.

The total interest bearing debt at the end of March 2006 was EUR 162.7 (148.2) million and the interest bearing net debt EUR 122.7 (126.1) million accordingly. A total of EUR 15.8 (14.8) million was paid as dividends was made during the period.

The net gearing at the end of the period was 79.3 (102.5) % and the solidity ratio 24.5 (26.4) %.

The Group retains a EUR 200 million committed credit facility for securing its running liquidity. At the end of March 2006 EUR 23.3 (0.0) million of that facility was in use.

Capital expenditure

The Group's capital expenditure for January - March 2006 totalled EUR 3.1 (1.8) million. Investments related mainly to information technology and efficiency improvement programmes.

Personnel

At the end of March 2006 the Group had a total of 6125 (4992) employees.

Personnel by Business Areas:

	1-3/2006	1-3/2005	Change %
Maintenance Services	3042	2816	+8.0
Standard Lifting Equipment	2047	1224	+67.2
Special Cranes	898	830	+8.2
Group	138	122	+13.1
Group total	6125	4992	+22.7

The growth in personnel related mainly to the organic growth, the acquisition of Stahl CraneSystems(in Standard Lifting) and to the Group's expanding Chinese operations.

Important events

The ordinary Annual General Meeting (AGM) on March 8, 2006 confirmed a dividend EUR 1.10 (1.05) to be paid on each of the 14.390.380 shares (before the share split). The dividend was paid out on March 20, 2006.

The number of Board members was confirmed at seven. The AGM re-elected Mr Svante Adde, Mr Stig Gustavson, Mr Matti Kavetvuo, Ms Malin Persson, Mr Timo Poranen,

Mr Björn Savén and Mr Stig Stendahl as members of the KCI Konecranes Board of Directors.

In its first meeting the Board of Directors re-elected Mr Stig Gustavson as its Chairman and Mr Björn Savén as its vice-chairman.

The AGM elected Ernst & Young Oy as the Company's external auditor for the financial year 2006.

In order to improve the company's share liquidity, the AGM adopted the Board's proposal to quadruple the number of shares from 14,601,030 to 58,404,120 by a share split without increasing the share capital. Trading with the splitted share commenced on March 20, 2006.

The AGM adopted the Board's proposal to authorize the Board of Directors to repurchase the Company's own shares and to dispose of the repurchased shares. The authorization is limited to a maximum of 5,840,412 shares (after the share split) corresponding a maximum of 10 per cent of the share capital of the Company and of the voting rights of all shares.

In order to increase its production capacity and manufacturing flexibility the Group decided to invest in a new assembly line and logistic center for the manufacture of container reach stackers and forklifts in Shanghai, China. The estimated total investment is EUR 2.5 million and the operation will initially employ approx. 30 persons. Pilot operations started during the quarter in the Group's present facilities in Shanghai.

The Group now owns three operating plants in China.

Litigations

The lawsuit filed by Morris Material Handling, Inc. against the company in the United States Court, Eastern District of Wisconsin, still continues. A court decision is likely to be issued during the third quarter in 2006. The Company does not at the moment have reason to expect the case to have a material effect but the company has regularly commented on the case as the lawsuit has been commented in the public.

Shares and shareholders

Change in share capital and subscription of shares with stock options

Pursuant to KCI Konecranes stock options, a total of 286 700 new KCI Konecranes shares (before share split) were recorded in the Trade Register during Q1/2006.

Following these subscriptions KCI Konecranes' share capital at the end of March was EUR 29 545 460 and the total number of shares (after share split) was 59 090 920.

Shares and trading volume

KCI Konecranes Plc's share price increased by 36.47 % during the reporting period and closed at EUR 14.20. The period high was EUR 14.50 and period low EUR 10.23. The volume weighted average share price during the period was EUR 12.93. During the same period the OMX Helsinki Index increased by 15.16 %, the OMX Helsinki CAP Index by 17.01 % and the OMX Helsinki Industrials Index by 18.26 %.

Important orders

Here are some examples on orders received during January-March 2006. The list illustrates our reach, both in terms of customer base and geographical coverage.

Metso Paper, Brazil ordered a 100T capacity process crane to be used for installation and maintenance work of the world's highest capacity pulp drying line, which Metso is supplying to Suzano Bahia Sul Papel e Celulose S.A..

Papierfabrik Palm GmbH & co KG from Wörth, Germany ordered two paper mill cranes for their biggest automatic paper roll storage.

Nine Dragons Paper Industries (Taicang) Co. Ltd from China ordered two sets of Automatic Roll Storage Crane Systems.

Bhushan Steel & Strips Ltd, one of India's leading steel producers, ordered four hot metal ladle cranes.

Metso Foundries Karlstad AB ordered a tailor made process crane for ladle handling in their Karlstad foundry in Sweden.

Siemens AG of Offenbach Germany has ordered two special cranes for the New Taweelah Power Station expansion in the UAE. The order includes also five CXT industrial cranes and two Jib cranes.

SSAB Oxelösund from Sweden ordered two SM maintenance cranes for their production.

KMW Energi Ab ordered one fully automated grapple crane to the Arsta Norrtälje Bio Power plant and to the Älvsbyn Bio Power plant in Sweden.

MHI Takasago Works placed significant orders for three power plant projects. In total nine powerhouse cranes will be delivered to the projects Shin Nagoya, South Bangkok and Ratchaburi in Thailand.

Oshima Shipbuilding Co., Ltd called its option to order four additional 70-ton Shipboard Gantry Cranes (Konecranes-Munckloaders) to be installed onboard two 55.000 DWT vessels ordered by Singaporean shipowner Masterbulk Pte. Ltd.

KCI Konecranes received one of its largest individual orders for RTG cranes from APM Terminals who ordered a total of 18 new units for their terminals in North America.

Dragados S.P.L. ordered 12 RTG cranes for Terminales del Sudeste in Malaga.

The presented Financial information is construed according to the recognition and measurement rules of International Financial Reporting Standards (IFRS).

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

CONSOLIDATED STATEMENT OF INCOME - IFRS

	1-3/2006 MEUR	1-3/2005 MEUR	1-12/2005 MEUR
Sales	296.7	192.7	970.8
Other operating income	0.8	0.2	2.2
Depreciation	-4.7	-3.6	-15.6
Other operating expenses	-278.8	-184.4	-908.1
Operating income (EBIT)	14.0	4.9	49.3
Share of result of associates and joint ventures	-0.1	0.0	0.5
Financial income and expenses	-2.0	-6.8	-15.8
Profit before taxes	11.9	-1.9	34.1
Taxes	-3.6(1	0.5(1	-10.0
Net Income	8.3	-1.3	24.1
Earnings per share, basic (EUR)	0.15	-0.02	0.43
Earnings per share, diluted (EUR)	0.14	-0.02	0.42

1) According to estimated tax rate

CONSOLIDATED BALANCE SHEET - IFRS

	3/2006 MEUR	3/2005 MEUR	12/2005 MEUR
Non-current assets	191.7	124.4	197.6
Inventories	177.3	135.1	157.0
Receivables and other current assets	313.5	240.5	325.4
Cash and cash equivalents	39.4	21.6	44.0
Total assets	721.9	521.6	724.0
Equity	154.7	123.1	152.1
Non-current liabilities	102.2	26.2	106.9
Provisions	20.5	16.6	20.1
Current liabilities	444.5	355.7	444.9
Total equity and liabilities	721.9	521.6	724.0
Gearing %	79.3	102.5	88.1
Solidity %	24.5	26.4	23.7
Return on capital employed %, Last Twelve Months (LTM)	20.6	15.6	17.2
Return on equity %, Last Twelve Months (LTM)	24.3	13.0	16.6
Equity/share, EUR	2.66	2.18	2.66

STATEMENT OF CHANGES IN SHAREHOLDERS` EQUITY (MEUR)

	Share Cap.	Other Restr. Capital	Transl. Differ.	Fair value Reserves	Retained Earnings	Min. Inter.	Total Equity
Equity 12/2004	28.6	22.3	-6.1	0.0	92.7	0.1	137.6
Options exercised							
Dividend distribution					-14.8		-14.8
Change in untaxed reserves					0.4		0.4
Cash flow hedge							
Translation difference			1.0				1.0
Share based payments recognized against equity					0.2		0.2
Net profit for the period					-1.3		-1.3
Equity 3/2005	28.6	22.3	-5.1	0.0	77.2	0.1	123.1
Equity 12/2005	29.0	26.5	-1.2	-4.9	102.7	0.1	152.1
Options exercised	0.6	6.7					7.3
Dividend distribution					-15.8		-15.8
Change in untaxed reserves					0.1		0.1
Cash flow hedge				2.9			2.9
Translation difference			-0.5				-0.5
Share based payments recognized against equity					0.2		0.2
Net profit for the period					8.3		8.3
Equity 3/2006	29.6	33.3	-1.7	-2.0	95.5	0.1	154.7

CONSOLIDATED CASH FLOW STATEMENT - IFRS (MEUR)

	1-3/2006	1-3/2005	1-12/2005
Operating income before chg in net working capital	18.9	8.7	65.8
Change in net working capital	12.3	-1.8	0.7
Cash flow from operations before financing items and taxes	31.2	6.9	66.5
Financing items and taxes	-4.6	-4.1	-18.1
Net cash flow from operating activities	26.6	2.8	48.4
Net cash used in investing activities	-3.1	-3.3	-46.1
Cash flow before financing activities	23.5	-0.5	2.3
Net cash used in financing activities	-28.0	1.0	19.7
Translation differences in cash	-0.2	0.4	1.3
Change of cash and cash equivalents	-4.6	0.9	23.3
Cash and cash equivalents at beginning of period	44.0	20.7	20.7
Cash and cash equivalents at end of period	39.4	21.6	44.0
Change of cash and cash equivalents	-4.6	0.9	23.3

SEGMENT REPORTING

1. BUSINESS SEGMENTS (MEUR)

Order Intake by Business Area	1-3/2006	1-3/2005	LTM*	1-12/2005
Maintenance Services	96.7(1	78.5	382.7	364.5
Standard Lifting Equipment	146.7	75.9	393.0	322.1
Special Cranes	115.1	79.3	499.2	463.3
./. Internal	-25.9	-16.2	-98.3	-88.7
Total	332.7(1	217.4	1175.5	1061.2

1) Excl. Service Contract Base
*) LTM = last 12 months (full year 2005 ./. three months 2005 + three months 2006)

Order Book total (2	3/2006	3/2005	12/2005
Total	510.8	351.1	432.1

2) Percentage of completion deducted

Sales by Business Area	1-3/2006	1-3/2005	LTM*	1-12/2005
Maintenance Services	102.7	86.2	423.0	406.5
Standard Lifting Equipment	118.0	64.0	372.0	318.0
Special Cranes	98.4	61.3	368.1	331.1
./. Internal	-22.4	-18.9	-88.3	-84.8
Total	296.7	192.7	1074.9	970.8

*) LTM = last 12 months (full year 2005 ./. three months 2005 + three months 2006)

Operating Income by Business Area	1-3/2006		1-3/2005		1-12/2005		LTM*
	MEUR	%	MEUR	%	MEUR	%	MEUR
Maintenance Services	6.7	6.5	4.6	5.3	29.4	7.2	31.4
Standard Lifting Equipment	10.0	8.5	4.9	7.7	28.8	9.1	33.9
Special Cranes	5.6	5.7	1.3	2.2	15.2	4.6	19.4
Group costs	-7.4		-6.0		-23.8		-25.2
Consolidation items	-0.8		0.0		-0.3		-1.1
Total	14.0		4.9		49.3		58.5

*) LTM = last 12 months (full year 2005 ./. three months 2005 + three months 2006)

Personnel by Business Area (at the End of the Period)	3/2006	3/2005	12/2005
Maintenance Services	3,042	2,816	2,999
Standard Lifting Equipment	2,047	1,224	1,898
Special Cranes	898	830	890
Group staff	138	122	136
Total	6,125	4,992	5,923
Average number of personnel during period	6,024	4,752	5,087

2. GEOGRAPHICAL SEGMENTS (MEUR)

Sales by Market	1-3/2006	1-3/2005	LTM*	1-12/2005
Nordic and Eastern Europe	51.4	37.9	228.6	215.1
EU (excl. Nordic)	102.9	66.0	337.4	300.5
Americas	90.1	55.3	312.5	277.7
Asia-Pacific	52.4	33.5	196.3	177.4
Total	296.7	192.7	1074.9	970.8

*) LTM = last 12 months (full year 2005 ./. three months 2005 + three months 2006)

INVESTMENTS	1-3/2006	1-3/2005	1-12/2005
Total (excl. Acquisitions)	3.1	1.8	16.0

NET INTEREST BEARING LIABILITIES (MEUR)	3/2006	3/2005	12/2005
Long- and short-term interest bearing liabilities	-162.7	-148.2	-178.4
Cash and cash equivalents and other interest bearing assets	40.1	22.1	44.4
Total	-122.6	-126.1	-133.9

CONTINGENT LIABILITIES AND PLEDGED ASSETS (MEUR)	3/2006	3/2005	12/2005
Contingent Liabilities			
For own debts			
Mortgages on land and buildings	5.9	5.9	5.9
For own commercial obligations			
Pledged assets	0.2	0.3	0.3
Guarantees	125.2	111.3	117.2
For associated company's debt			
Guarantees	0.0	0.8	0.0
For others			
Guarantees	0.0	0.1	0.0
Other contingent and financial liabilities			
Leasing liabilities	44.2	24.6	45.1
Other liabilities	0.7	1.2	0.7
Total	176.2	144.2	169.2

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS (MEUR)	3/2006 Nominal value	3/2006 Fair value	3/2005 Nominal value	3/2005 Fair value	12/2005 Nominal value	12/2005 Fair value
Foreign exchange forward contracts	260.6	-1.8	465.0	10.2	304.0	-8.9
Interest rate swap	0.0	0.0	25.0	0.6	0.0	0.0
Electricity derivates	0.7	0.5	0.0	0.0	0.8	0.2
Total	261.3	-1.3	490.0	10.8	304.8	-8.7

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in special cranes projects.

Events on 10 May, 2006

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Internet

This report and graphic material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording from the webcast presentation will be available on the Internet later on 10 May.

Next event

KCI Konecranes will arrange a Capital Markets Day for institutional investors, analysts and media representatives on Wednesday 7 June 2006.

Next report

Interim Report, January - June 2006, will be published on 3 August, 2006.

Graphics

A graphical presentation of this report is available on the Internet at www.konecranes.com/investor.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 9 May, 2006 3.00 p.m. 1

SHARE SUBSCRIPTIONS UNDER KCI KONECRANES' STOCK OPTIONS

A total of 218 400 new KCI Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	64 800	6.5175
1999 B-series	39 600	8.25
2001 A-series	46 000	8.50
2003 A-series	28 000	4.89
2003 B-series	40 000	5,405

Following these subscriptions KCI Konecranes' share capital will increase by EUR 109 200 totalling EUR 29 654 660. The number of shares will increase to 59 309 320 shares.

The new shares will be recorded in the Trade Register on or about 16 May, 2006 (shares subscribed under 1997 stock options) and 17 May, 2006 (shares subscribed under 1999 B-series, 2001 A-series, 2003 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 18 May, 2006.

The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
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